15047100

Ma 3/10 *

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 26 2015
Washington DC
404

SEC FILE NUMBER
8- 21380

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MONNESS CRESPI HARDT & CO., INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

767 THIRD AVENUE
(No. and Street)

NEW YORK	NY	10017-2047
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

NEIL CRESPI (212) 838-7575
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VASSALLO, VINCENT ROBERT
(Name – *if individual, state last, first, middle name*)

16 PORTER PLACE	SEA CLIFF	NEW YORK	11579
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Ma 3/18

OATH OR AFFIRMATION

I, NEIL CRESPI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MONNESS CRESPI HARDT & CO., INC., as of DECEMBER 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

PRESIDENT
Title

Notary Public

JENNIFER TRAINOR
Notary Public, State of New York
No. 01TR5013422 Qualified in Nassau Co.
Commission Expires July 15, 2 015

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MONNESS CRESPI HARDT & CO., INC.

STATEMENT OF FINANCIAL CONDITION

Year Ended December 31, 2014

**WITH
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM**

CONTENTS

December 31, 2014

VINCENT R. VASSALLO
CERTIFIED PUBLIC ACCOUNTANT

16 PORTER PLACE
SEA CLIFF, NEW YORK 11579
TEL: (516) 759-1994 FAX: (516) 759-7109

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Monness Crespi Hardt & Co., Inc.

We have audited the accompanying financial statement of Monness Crespi Hardt & Co., Inc. (a New York State corporation), which comprise the statement of financial condition as of December 31, 2014 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement. Monness Crespi Hardt & Co., Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of Monness Crespi Hardt & Co., Inc. as of December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

Vincent R. Vassallo, CPA

Vincent R. Vassallo, CPA
Sea Cliff, New York
February 25, 2015

STATEMENT OF FINANCIAL CONDITION

December 31, 2014

Assets	
Cash	$ 279,166
Receivables:	
Due from clearing broker (Note 3)	3,147,345
Other receivables	7,313
Prepaid expenses and other assets	7,309
Property and equipment, net of accumulated depreciation and amortization of $2,026,934 (Note 4)	32,903
Total assets	$ 3,474,036
Liabilities and Stockholders' Equity	
Liabilities:	
Commissions payable	$ 375,100
Accounts payable and accrued expenses	386,347
Total liabilities	761,447
Commitments and contingencies (Note 5)	
Stockholders' equity:	
Common stock	20,000
Additional paid-in capital	55,000
Retained earnings	2,637,589
Total equity	2,712,589
Total liabilities and stockholders' equity	$ 3,474,036

The accompanying notes are an integral part of this financial statement.

1. Organization

Monness Crespi Hardt & Co., Inc. (the "Company") is a broker-dealer, dealing principally with institutional investors, registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA").

The Company executes agency transactions in listed and over-the-counter securities. All customer transactions are cleared on a fully disclosed basis through an independent clearing firm. The Company claims exemption from the requirements of SEC Rule 15c3-1 under paragraph (k)(2)(ii) of the Rule 15c3-3 as the Company clears all of its transactions through another broker-dealer on a fully disclosed basis (see Note 3). The Company does not carry securities accounts for customers nor does it perform custodial functions related to their securities.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of a financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consists principally of cash and cash equivalents, which at times may be in excess of FDIC insurance limits. At December 31, 2014, the Company's bank balance exceeded that limit by approximately $300,000.

Property and Equipment

Property and equipment are depreciated using straight-line and accelerated methods over the useful lives of the respective assets. The Company's capitalization policy provides that expenditures for maintenance, repairs and minor renewals are charged to operations. Upon retirement or other disposition of property, the carrying value and related accumulated depreciation are removed from the accounts.

Soft Dollar Arrangements

The Company ensures that any soft dollar arrangements with customers fall within the safe harbor provision of Rule 28e of the Securities Exchange Act of 1934 as amended, by segregating funds and providing for the payment of research, brokerage, quote services and other expenses permissible by Rule 28e. As of December 31, 2014, the Company had two such customer arrangements.

Income Taxes

The Company, with the consent of its stockholders, has elected to be treated as a subchapter "S" corporation for federal and New York State corporate income tax purposes. Accordingly, no federal or New York State income taxes are paid on income. The Company is responsible for New York City corporation income taxes. Interest or penalties accessed by taxing authorities, if any, are segregated and reported separately from the provision for income taxes.

FASB ASC 740-10 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statement, by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statement. As of December 31, 2014, the Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statement.

The Company's income tax returns for the years ended December 31, 2011 through 2014 are still subject to examination by taxing authorities.

3. Due From Clearing Broker

The Company clears all security transactions through Goldman Sachs Execution and Clearing LP ("GSEC"). Under the clearing arrangement, GSEC confirms securities trades, processes securities movements and records transactions for each client introduced by the Company. The clearing broker has custody of the Company's securities and cash balances, which serve as collateral for any amounts due to the clearing broker and as collateral for potential defaults by the Company's customers. The Company is also subject to credit risk if the clearing broker is unable to repay balances due or deliver securities in their custody (see Note 5).

Under the terms of its agreement with GSEC, the Company must at all times, maintain a balance of $100,000 in cash, securities (at market value) or a combination of both with GSEC, to insure it meets its minimum net capital requirement. The agreement further requires the Company to maintain an additional $900,000 in cash, securities or a combination of both in its accounts with GSEC.

4. Property and Equipment

Property and equipment, at cost, consists of the following at December 31, 2014:

Machinery and equipment	$ 1,636,862
Leasehold improvements	422,975
	2,059,837
Less: accumulated depreciation	2,026,934
	$ 32,903

5. Commitments and Contingencies

Leases

The Company leases office space under long-term leases. Future obligations relating to the primary terms of the Company's long-term office space leases are as follows:

Year Ending December 31,	
2015	$ 1,713,749
2016	1,469,799
2017	1,394,246
Therafter	-
	$ 4,577,794

Legal Matters and Litigation

In the normal course of business, the Company is subject to litigation relating to its activities as a broker-dealer, including civil actions and arbitration. The Company may, from time to time, be involved in proceedings and investigations by self-regulatory organizations and the SEC. The Company is not presently a defendant in any legal action.

Financial Instruments With Off-Balance-Sheet Risk

The Company executes, as principal and agent, securities transactions on behalf of its customers. If either the customer or counter-party fails to perform, the Company may be required to discharge the obligations of the non-performing party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction. The Company

is engaged in trading and brokerage activities with customers, other broker dealers and counter-parties ("trading partners"). The Company is exposed to the risk of any of its trading partners failing to fulfill their obligations. The risk of default depends on the creditworthiness of the trading partner. It is the Company's policy to review, as necessary, the credit standing of each of its trading partners.

6. Income Taxes

As a subchapter "S" corporation, the Company is not liable for federal or New York State corporate taxes based on income. The Company is required to pay a state tax based on gross receipts and to pay New York City general corporation taxes based on income, or alternatively, on income plus officers' salaries.

7. 401(k) Plan

The Company is the sponsor of a 401(k) retirement plan which allows eligible employees to allocate the maximum allowed by law of their pre-tax earnings to the plan. The Company does not make any employer contributions to the plan.

8. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had regulatory net capital of $2,665,064 which exceeded its regulatory net capital of $100,000 by $2,565,064. The ratio of aggregate indebtedness to net capital was 0.29 to 1.

9. SEC Settlement

In August 2014, the Company agreed to a settlement with the SEC under which the Company agreed to expand its restricted list procedures and adopt safeguards with regard to corporate access and the Company's Idea Dinner programs. The Company also paid a fine of $150,000.

10. Subsequent Events

The Company has evaluated its subsequent events through February 25, 2015, the date that the accompanying financial statement was available to be issued. There were no subsequent events requiring recognition or disclosure in the financial statement.